Form 3 - Upform Group Limited

Upform Group Limited ("Upform Group") is the record owner of 22,627,192 shares of the Company's Series "B" Convertible Preferred Stock ("Series B Preferred") or 47.14% of the Series B Preferred stock. Upon the effective date of the Company's filing of an amendment to Company's Articles of Incorporation increasing the number of shares of Common Stock the Company is authorized to issue that is sufficient to permit full conversion of all Series B Preferred shares into shares of common stock ("Conversion Event"), each share of Series B Preferred outstanding shall automatically convert to shares of the Company's common stock. The Total Aggregate Number of Series B Preferred outstanding shall be converted upon the Conversion Event into an amount of shares of the Company's common stock equal to 89.5% of the total outstanding shares of the Company's common stock at the time of conversion; with each holder of the Series B Preferred receiving their share of the Company's common stock, as converted, pro-rata, in proportion to their ownership of shares of the Series B Preferred. As of 11/7/2005, if converted, the 22,627,192 shares of Series B Preferred stock would convert into approximately 2,009,061,905 shares of the Company's common stock.